UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-195376) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer S.A.

Condensed Consolidated Interim Financial Statements

at June 30, 2017

With respect to the unaudited financial information of Embraer S.A. for the three-month and six-month periods ended June 30, 2017, PricewaterhouseCoopers Auditores Independentes reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated August 16, 2017, appearing below, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers Auditores Independentes within the meaning of Sections 7 and 11 of the Act.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

We have reviewed the accompanying condensed consolidated statements of financial position of Embraer S.A. and its subsidiaries as of June 30, 2017, and the related condensed consolidated statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2017 and the condensed consolidated statements of shareholders’ equity and cash flows for the six-month period ended June 30, 2017. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The condensed consolidated statements of income and comprehensive income of Embraer S.A. and its subsidiaries for the three-month and six-month periods ended June 30, 2016 and the condensed consolidated statements of shareholders’ equity and cash flows for the six-month period ended June 30, 2016 were reviewed by other auditors whose report dated August 16, 2016 stated that based on their review, they were not aware of any material modifications that should be made to those statements in order for them to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated statement of financial position of the Company as of December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended (not presented herein) were audited by other auditors whose report dated March 21, 2017, expressed an unqualified opinion on those statements.

São José dos Campos—Brazil

August 16, 2017

/s/ PricewaterhouseCoopers

Auditores Independentes

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of June 30, 2017 and December 31, 2016

(In millions of U.S. dollars)

(Unaudited)

ASSETS	Note	06.30.2017	12.31.2016
CURRENT
Cash and cash equivalents	3	1,207.4	1,241.5
Financial investments	4	1,953.8	1,775.5
Trade accounts receivable, net		752.9	665.4
Derivative financial instruments	5	22.4	21.0
Customer and commercial financing		5.2	8.5
Collateralized accounts receivable		160.4	142.8
Inventories	6	2,460.9	2,496.4
Income tax and social contribution		111.2	80.7
Other assets		273.8	349.9

		6,948.0	6,781.7

NON-CURRENT
Financial investments	4	389.3	168.2
Derivative financial instruments	5	8.6	11.1
Customer and commercial financing		28.0	28.9
Collateralized accounts receivable		143.9	180.5
Guarantee deposits		418.2	511.4
Deferred income tax and social contribution	13	17.4	3.4
Other assets		115.0	156.7

		1,120.4	1,060.2
Investments		4.0	3.9
Property, plant and equipment, net	9	2,158.9	2,154.2
Intangible assets, net	10	1,770.5	1,664.6

		5,053.8	4,882.9

TOTAL ASSETS		12,001.8	11,664.6

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of June 30, 2017 and December 31, 2016

(In millions of U.S. dollars)

(Unaudited)

LIABILITIES	Note	06.30.2017	12.31.2016
CURRENT
Trade accounts payable		923.9	952.1
Loans and financing	11	304.2	510.3
Non-recourse and recourse debt		22.5	22.9
Other payables	12	338.5	379.5
Advances from customers		726.9	716.4
Derivative financial instruments	5	6.6	8.4
Taxes and payroll charges payable		38.6	43.6
Income tax and social contribution		39.4	25.9
Financial guarantee and residual value	14	25.1	49.7
Dividends payable		9.5	24.8
Unearned income		172.5	311.5
Provisions	15.1	123.4	135.8

		2,731.1	3,180.9

NON-CURRENT
Loans and financing	11	3,907.8	3,249.6
Non-recourse and recourse debt		356.3	351.0
Other payables	12	18.1	16.9
Advances from customers		121.7	139.8
Taxes and payroll charges payable		68.7	67.9
Deferred income tax and social contribution	13	322.0	263.3
Financial guarantee and residual value	14	144.3	161.1
Unearned income		102.8	113.9
Provisions	15.1	174.9	179.0

		5,216.6	4,542.5

TOTAL LIABILITIES		7,947.7	7,723.4

SHAREHOLDERS’ EQUITY
Capital	17.1	1,438.0	1,438.0
Treasury shares	17.3	(44.1)	(49.1)
Revenue reserves		2,566.7	2,566.1
Share-based remuneration		37.1	36.8
Accumulated other comprehensive loss		(129.6)	(143.0)
Retained earning		77.6	—

		3,945.7	3,848.8

Non-controlling interest		108.4	92.4

TOTAL SHAREHOLDERS’ EQUITY		4,054.1	3,941.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,001.8	11,664.6

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Income

Quarter and Year to date ended June 30, 2017 and 2016

(In millions of U.S. dollars, except weighted average number of shares and earnings (losses) per share)

(Unaudited)

	Note	Quarter ended 06.30.2017	Six-month period ended 06.30.2017	Quarter ended 06.30.2016	Six-month period ended 06.30.2016

REVENUE		1,769.6	2,795.9	1,366.4	2,675.4
Cost of sales and services		(1,452.5)	(2,324.3)	(1,082.7)	(2,130.3)

GROSS PROFIT		317.1	471.6	283.7	545.1
Operating Income (expense)
Administrative		(39.7)	(82.3)	(48.2)	(87.2)
Selling		(84.9)	(155.8)	(99.0)	(200.5)
Research		(9.3)	(17.5)	(10.3)	(16.9)
Other operating income (expense), net	20	(9.2)	(18.5)	(253.6)	(282.1)
Equity in income (losses) of associates		—	(0.1)	—	(0.1)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL INCOME		174.0	197.4	(127.4)	(41.7)
Financial income (expense), net		(11.5)	(16.2)	4.8	4.5
Foreign exchange gain (loss), net		(7.1)	(0.2)	5.1	(6.4)

PROFIT (LOSS) BEFORE TAXES ON INCOME		155.4	181.0	(117.5)	(43.6)
Income tax expense	13.2	(85.9)	(67.1)	16.0	48.1

NET INCOME (LOSS) FOR THE PERIOD		69.5	113.9	(101.5)	4.5

Atributable to:
Owners of Embraer		59.1	101.6	(99.3)	4.5
Noncontrolling interest		10.4	12.3	(2.2)	—
Weighted average number of shares (in thousands)
Basic	18	735,427	735,427	729,848	729,848
Diluted	18	735,878	736,036	731,569	732,282
Earnings (Losses) per share-basic in US$	18	0.0804	0.1382	(0.1361)	0.0062
Earnings (Losses) per share-diluted in US$	18	0.0803	0.1380	(0.1358)	0.0062

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Quarter and Year to date ended June 30, 2017 and 2016

(In millions of U.S. dollars)

(Unaudited)

	Quarter ended 06.30.2017	Six-month period ended 06.30.2017	Quarter ended 06.30.2016	Six-month period ended 06.30.2016

NET INCOME (LOSS) FOR THE PERIOD	69.5	113.9	(101.5)	4.5
ITEMS THAT WILL NOT BE RECLASSIFIED THROUGH PROFIT AND LOSS
Translation adjustments	17.5	24.0	(2.1)	9.4
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED THROUGH PROFIT AND LOSS
Financial instruments	(16.5)	(6.9)	(1.2)	(1.1)

OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECTS (i)	1.0	17.1	(3.3)	8.3

TOTAL OF COMPREHENSIVE INCOME	70.5	131.0	(104.8)	12.8

Attributable to:
Owners of Embraer	57.0	115.0	(102.1)	20.9
Non-controlling interest	13.5	16.0	(2.7)	(8.1)

	70.5	131.0	(104.8)	12.8

(i)	items presented above are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Shareholders’ Equity

Six-month periods ended June 30, 2017 and 2016

(In millions of U.S. dollars)

(Unaudited)

				Revenue reserves					Accumulated other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Legal Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders’ equity
AT DECEMBER 31, 2015	1,438.0	(38.4)	35.4	41.6	183.4	6.6	2,224.7	—	(4.2)	(41.9)	(102.8)	(0.6)	3,741.8	101.9	3,843.7

Net income for the period	—	—	—	—	—	—	—	4.5	—	—	—	—	4.5	—	4.5
Translation adjustments	—	—	—	—	—	—	—	—	—	—	17.5	—	17.5	(8.1)	9.4
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	(1.1)	(1.1)	—	(1.1)

Total comprehensive income	—	—	—	—	—	—	—	4.5	—	—	17.5	(1.1)	20.9	(8.1)	12.8
Share-based remuneration	—	—	0.7	—	—	—	—	—	—	—	—	—	0.7	—	0.7
Stock options grants exercised	—	6.0	—	—	—	—	—	(4.5)	—	—	—	—	1.5	—	1.5
Acquisition of own shares	—	(15.9)	—	—	—	—	—	—	—	—	—	—	(15.9)	—	(15.9)
Allocation of profits:
Investment in subsidy	—	—	—	0.7	—	—	—	(0.7)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	(6.6)	—	(17.4)	—	—	—	—	(24.0)	—	(24.0)

AT JUNE 30, 2016	1,438.0	(48.3)	36.1	42.3	183.4	—	2,224.7	(18.1)	(4.2)	(41.9)	(85.3)	(1.7)	3,725.0	93.8	3,818.8

AT DECEMBER 31, 2016	1,438.0	(49.1)	36.8	42.6	192.4	—	2,331.1	—	(4.2)	(49.5)	(99.7)	10.4	3,848.8	92.4	3,941.2

Net income for the year	—	—	—	—	—	—	—	101.6	—	—	—	—	101.6	12.3	113.9
Translation adjustments	—	—	—	—	—	—	—	—	—	—	20.3	—	20.3	3.7	24.0
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	(6.9)	(6.9)	—	(6.9)

Total comprehensive income	—	—	—	—	—	—	—	101.6	—	—	20.3	(6.9)	115.0	16.0	131.0
Share-based remuneration	—	—	0.3	—	—	—	—	—	—	—	—	—	0.3	—	0.3
Stock options grants exercised	—	10.0	—	—	—	—	—	(5.2)	—	—	—	—	4.8	—	4.8
Acquisition of own shares	—	(5.0)	—	—	—	—	—	—	—	—	—	—	(5.0)	—	(5.0)
Allocation of profits:
Investment in subsidy	—	—	—	0.6	—	—	—	(0.6)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	—	(18.2)	—	—	—	—	(18.2)	—	(18.2)

AT JUNE 30, 2017	1,438.0	(44.1)	37.1	43.2	192.4	—	2,331.1	77.6	(4.2)	(49.5)	(79.4)	3.5	3,945.7	108.4	4,054.1

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Cash Flows

Six-month periods ended June 30, 2017 and 2016

(In millions of U.S. dollars)

(Unaudited)

	Note	06.30.2017	06.30.2016
OPERATING ACTIVITIES
Net income for the period		113.9	4.5
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation	9	103.4	87.0
Amortization Government grants		(1.5)	—
Amortization	10	62.4	74.6
Amortization contribution from suppliers		(12.6)	(16.6)
Allowance (reversal) for inventory obsolescence		5.4	4.6
Provision for adjustment to market value		15.0	62.3
Provision allowance for doubtful accounts		5.7	13.5
Gains (losses) on fixed assets disposal		7.3	4.6
Deferred income tax and social contribution		44.6	(162.1)
Accrued interest		17.8	1.7
Interest over marketable securities		(6.8)	(14.0)
Equity in the losses of associates		0.1	0.1
Share-based remuneration		0.3	0.7
Foreign exchange gain (loss), net		4.9	(2.3)
Residual value guarantee		(10.3)	6.0
Accounts payable for penalties		—	200.0
Provision for voluntary redundancy scheme		6.4	—
Other		(11.6)	0.7
CHANGES IN ASSETS:
Financial investments		(407.4)	(323.9)
Derivative financial instruments		(0.6)	(25.3)
Collateralized accounts receivable and accounts receivable		(103.8)	(4.5)
Customer and commercial financing		4.2	15.2
Inventories		20.5	(413.9)
Other assets		178.6	(98.2)
CHANGES IN LIABILITIES:
Trade accounts payable		(28.2)	20.8
Non-recourse and recourse debt		4.9	1.3
Other payables		(19.9)	13.2
Contribution from suppliers	10	86.0	98.9
Advances from customers		0.9	(0.2)
Taxes and payroll charges payable		8.8	22.7
Financial guarantees		(31.1)	(60.1)
Other provisions		(19.5)	(20.0)
Unearned income		(148.6)	(12.6)

NET CASH USED BY OPERATING ACTIVITIES		(110.8)	(521.3)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	16	(114.2)	(188.5)
Proceeds from sale of property, plant and equipment		19.2	0.1
Additions to intangible assets	17	(234.3)	(237.9)
Investments in associates		(0.4)	(1.3)
Held to maturity		8.0	3.0
Loans		—	(15.9)
Dividends received		0.1	0.1
Restricted cash reserved for construction of assets		1.7	4.3

NET CASH USED BY INVESTING ACTIVITIES		(319.9)	(436.1)

FINANCING ACTIVITIES
Proceeds from borrowings		765.4	136.8
Repayment of borrowings		(332.3)	(188.3)
Dividends and interest on own capital		(34.2)	(15.9)
Proceeds from stock options exercised		4.8	1.5
Acquisition of own shares		(5.0)	(15.9)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES		398.7	(81.8)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(32.0)	(1,039.2)
Effects of exchange rate changes on cash and cash equivalents		(2.1)	96.9
Cash and cash equivalents at the beginning of the period		1,241.5	2,165.5

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,207.4	1,223.2

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

1.	Operations

Embraer S.A. (“Embraer” or “the Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil (“Brazil”) with headquarters in São José dos Campos, State of São Paulo. The corporate purpose of the Company is:

(i)	To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

(ii)	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

(iii)	To contribute to the training of technical personnel as necessary for the aerospace industry;

(iv)	To engage in and provide services for other technological, manufacturing and business activities in connection with the aerospace industry;

(v)	To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

(vi)	To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer also has American Depositary Shares (evidenced by American Depositary Receipts—ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation and preparation of the financial statements

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s most recent annual consolidated financial statements as of and for the year ended December 31, 2016 (“the most recent annual consolidated financial statements”). They do not include all the information required for a complete set of financial statements prepared in in conformity International Financial Reporting Standards (IFRS). However, selected explanatory notes are included to explain events and transactions that are significant in accordance with management’s judgement to an understanding of the changes in the Company’s financial position and performance since the most recent annual consolidated financial statements as of and for the year ended December 31, 2016.

2.1.1	Basis of preparation

These condensed consolidated interim financial statements have been prepared under the historical cost convention except when the item requires different criteria and is adjusted to reflect assets and liabilities measured at fair in the value subsequent measurement, or marked-to-market (“MTM”) when available for sale.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management of the Company to exercise its judgment in the process of applying the Company’s accounting policies. These condensed consolidated interim financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the condensed consolidated interim financial statements are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2016 (not included herein).

The actual results may differ from these estimates and assumptions.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

The results of operations for the three and six-month period ended June 30, 2017 are not necessarily indicative of the results to be expected for the fiscal year to be ended December 31, 2017.

2.1.2	Consolidation

The condensed consolidated interim financial statements include the balances of the June 30, 2017 financial statements of the Company and all subsidiaries directly or indirectly controlled by Embraer, special purpose entities (SPEs) controlled by the Company, exclusive investment funds (FIE) and participation investment funds (FIP). Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. The Company recognizes assets, liabilities, revenues and expenses accounting to the entity share in the assets, liabilities, revenues and expenses of the joint operation.

All accounts and balances arising from transactions between consolidated entities are eliminated.

2.2	Summary of significant accounting policies

There were no significant changes in the Company’s accounting policies from those disclosed in the financial statements of December 31, 2016.

3.	Cash and cash equivalents

	06.30.2017	12.31.2016
Cash and banks	571.6	389.0

	571.6	389.0

Cash equivalents
Private securities (i)	227.1	420.8
Fixed deposits (ii)	408.7	431.7

	635.8	852.5

	1,207.4	1,241.5

(i)	Investment in Bank Deposit Certificates – CDBs and Repurchase Agreements—REPO issued by Brazilian financial institutions, with original maturities of 90 days or less, for which there are no penalties on remuneration if the Company decides to terminate the transaction before the original maturity date.
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.

4.	Financial investments

	06.30.2017				12.31.2016
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Private securities	604.1	—	—	604.1	712.6	—	—	712.6
Structured Notes (i)	—	390.7	—	390.7	—	103.4	—	103.4
Fixed Deposits	863.5	437.9	—	1,301.4	354.5	620.9	—	975.4
Other (ii)	0.2	—	46.7	46.9	0.2	117.1	35.0	152.3

	1,467.8	828.6	46.7	2,343.1	1,067.3	841.4	35.0	1,943.7

Current portion	1,467.8	439.3	46.7	1,953.8	1,067.3	673.2	35.0	1,775.5
Non-current	—	389.3	—	389.3	—	168.2	—	168.2

(i)	Structured Note issued by an investment grade financial institution, according to the evaluation of management, subject to the credit risk of Brazilian government debt securities issued in Brazil. Includes an aggregate of US$ 218.3 in 14-year structured notes.
(ii)	Claims—The Available for sale category refers to the credit right received in the bankruptcy filling of Republic Airways (Note 14. Financial Guarantees and Residual Value Guarantees).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

The weighted average interest rates at June 30, 2017 for cash equivalents and financial investments in reais and in U.S. dollars were 12.11% p.a. and 1.71% p.a. (14.21% p.a. and 1.87% p.a. at December 31, 2016), respectively.

5.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of June 30, 2017, the Company had derivative financial instruments such as swap and option to purchase interest rate, currency put and call options and Non-Deliverable Forwards (NDF).

The Company enters into swaps contracts to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in U.S. dollars to cash flows in reais, or vice versa and to exchange Euros for U.S. dollars or vice versa according to the need to protect the transactions according to the valuation of the Company. The fair value of these instruments is measured at the future flow, determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedges are contracted to protect highly probable cash flows denominated in reais related to salaries and health plan expenses against exchange rate variations. The financial instrument normally used by the Company for this type of transaction is the zero-cost collar, which consists of buying put options and selling call options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined in accordance with the observable market pricing model (through market information providers) and widely used by market players to measure similar instruments. When the U.S. dollar closing rate is between the put and call exercise values, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity. The projected cash flows will affect the income statement according to the accrual period.

Non-Deliverable Forwards are contracted to protect the Company against the risk of fluctuations in exchange rates. The fair value is determined in accordance with the observable market pricing model.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

As of June 30, 2017, the Company did not have any derivative contracts subject to margin calls.

Purpose	Risk	Counterparty	Settlement date	06.30.2017	12.31.2016
Recourse and non-recourse debt (i)	Interest rate	Natixis	2022	1.3	1.9
Export financing (ii)	Interest rate	Votorantim	2017	0.2	—
Acquisition of property, plant and equipment (iii)	Interest rate	Compass Bank	2024	(0.2)	(0.3)
Brazilian Real expenses (iv)	Exchange rate	Citibank	2018	0.5	3.5
		BofaMLynch	2018	1.0	1.0
		Santander	2018	—	0.5
		BNP	2018	(0.6)	—
Export financing (v)	Interest rate	Bradesco	2018	4.0	3.5
		Votorantim	2018	0.1	(0.1)
		BofaMLynch	2017	5.3	4.9
		Santander	2018	4.9	3.9
Project Development (v)	Interest rate	Itau BBA	2023	0.3	0.1
		Votorantim	2022	0.4	0.1
		BofaMLynch	2022	0.5	0.3
		Santander	2023	2.4	1.7
		HSBC	2022	0.3	0.1
		Société Générale	2022	0.2	—
		Safra	2022	0.2	0.1
		Morgan Stanley S/A	2023	3.0	2.6
		Bradesco	2022	0.7	0.6
Investments (vi)	Interest rate	Bradesco	2018	(0.3)	—
Export financing (vii)	Exchange rate and interest rate	Santander Totta	2018	—	(0.3)
Export financing (viii)	Exchange rate	Santander Totta	2017	—	(0.4)
		BNP	2017	0.2	—

				24.4	23.7

(i)	Derivative financial instruments (swaps), which converted the amount of R$ 46.4 million, equivalent to US$ 14.0 for recourse and non-recourse debt, from an average fixed interest rate of 8.41% p.a., into a floating rate equivalent to LIBOR 6 month + 1.14% p.a.;
(ii)	Derivative financial instruments (swaps) that converted an export modality debt of R$ 112.0 million, equivalent to US$ 33.9, from an average fixed interest rate of 8.00% p.a. to an average rate weighted floating rate equivalent to 68.35% p.a. of the CDI (Interbank Deposit Certificate);
(iii)	Derivative financial instruments (swaps), relating to a transaction of R$ 12.9 million, equivalent to US$ 3.9 which converted funding transactions subject to LIBOR 1 month + 2.44% p.a. floating interest rate to a fixed interest rate of 5.23% p.a.;
(iv)	Zero-cost collar derivative financial instruments, designated as cash flow hedges, of US$ 142.8 equivalent to R$ 485.5 million, through a purchase of a put option with an exercise price of R$ 3.40 and sales of CALL with an average weighted exercise price of R$ 3.7608 for the year 2017 and the amount of US$ 249.9 equivalent to R$ 829.9 million, through purchase PUT with an exercise price of R$ 3.32 and sales of CALL with exercise price of R$ 3.7516 for 2018;
(v)	Derivative financial instruments (interest swaps), designated as hedge accounting of interest, of R$ 2,196.2 million, equivalent to US$ 633.9, of the Export and Project Development debt lines, subject to a weighted average fixed interest rate of 6.32% p.a. to a weighted average floating rate equivalent to 44.88% of the CDI (Interbank Deposit Certificate).
(vi)	Derivative financial instruments (interest swaps) designated as hedge accounting of interest, which converted the amount of R$ 287.9 million, equivalent to US$ 87.0, of investments with a fixed weighted average interest rate of 9.49% p.a. for a floating weighted average rate equivalent to 101.87% of the CDI (Interbank Deposit Certificate).
(vii)	Derivative financial instruments (swaps), in the amount of US$ 2.89, equivalent to R$ 9.4 million related to the exchange of currency from the U.S. dollar to the real and a fixed rate of 4.65% p.a. to a floating rate equivalent to 129.50% of the CDI (Interbank Deposit Certificate).
(viii)	Derivative financial instruments (Non-Deliverable Forwards), amounting to US$ 10.0 equivalent to R$ 33.1 million, relating to U.S. dollar to Euro and EURO to U.S dollar currency exchanges.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

At June 30, 2017, the fair value of derivative financial instruments was presented in the Statement of Financial Position as follows:

	06.30.2017	12.31.2016
Assets
Current portion	22.4	21.0
Non-current	8.6	11.1
Liabilities
Current portion	(6.6)	(8.4)

Total	24.4	23.7

6.	Inventories

	06.30.2017	12.31.2016
Raw materials	841.3	952.9
Work-in-process	782.9	713.9
Spare parts	394.0	391.1
Finished goods (i)	232.9	156.0
Used aircraft available for sale (ii)	136.5	207.7
Inventory in transit	77.9	67.9
Held by third parties	76.2	77.5
Consumption materials	46.2	46.9
Advances to suppliers	32.5	40.5
Loss on adjustment to realizable value (iii)	(13.9)	(19.9)
Loss due to obsolescence (iv)	(145.6)	(138.1)

	2,460.9	2,496.4

(i)	The following aircraft were held in the finished products inventory:

•	At June 30, 2017: four EMBRAER 175, two EMBRAER 190, five Phenom 100, three Phenom 300, two Legacy 450, three Legacy 500, one Super Tucano and three Ipanema; and
•	At December 31, 2016: one EMBRAER 195, two Legacy 450, two Legacy 500, four Phenom 100, three Phenom 300, one Lineage, one Super Tucano and two Ipanema.

Of the total aircraft inventories at June 30, 2017, four EMBRAER 175, one EMBRAER190, two Phenom 100, one Phenom 300 and two Ipanemas, had been delivered by August 09, 2017.

(ii)	The following used aircraft were held in inventory as available for sale:

•	At June 30, 2017: six EMBRAER 140, one Legacy 500, two Lineage, two Phenom 300, one Cessna Citation, one Boeing BBJ 737; and
•	At December 31, 2016: nine EMBRAER 140, one EMBRAER 145, two Legacy 500, one Legacy 450, four Phenom 300, two Lineage, one Ipanema, one Gulfstream G350, one Boeing BBJ 737, two Cessna 560XL.

(iii)	For aircraft in inventory, an analysis is made, if the book value is greater than the market value, the difference is recognized as a market value adjustment to the aircraft.

(iv)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

7.	Investments

(i)	Wholly owned subsidiaries and special purpose entities

Subsidiaries and structured entities that the Company directly or indirectly has control, as of June 30, 2017, which are disclosed in the consolidated financial statements as of and for the year ended December 31, 2017, are consolidated into the Embraer group.

There are no contractual or legal restrictions on the Company’s access to assets or settlement of liabilities of the wholly owned subsidiaries of the group.

There are inherent risks to the operations of these entities and the most significant are described below:

•	Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•	Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes;

•	Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations; and

•	Liquidity risk: financial inability to meet financial obligations.

(ii)	Subsidiaries with participation of non-controlling shareholders

Non-controlling shareholders have interests in the group entities listed below, however, based on contractual agreements and analysis of the applicable accounting standards, the Company has control and therefore has the right to consolidate the following entities:

Entity	Country	Participation Embraer Group	Participation noncontrolling

OGMA—Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Bradar Aerolevantamento Ltda	Brazil	25.0%	75.0%

Although the Embraer group holds 51.0% of the entities Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., Visiona Tecnologia Espacial S.A., and Embraer CAE Training Services, the powers described in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives and the Embraer Group directs the principal operating activities of the entity.

An agreement with Bradar Aerolevantamento Ltda. assigns to Embraer an irrevocable option to purchase all the shares of the non-controlling interests. This option is exercisable at any time and can be transferred to any person, which determines the control of Bradar Aerolevantamento by the Embraer group, despite holding only 25% of its capital.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

The financial position of the group entities that have non-controlling interests is summarized below:

	06.30.2017	12.31.2016
Cash and cash equivalents	45.7	69.2
Current assets	251.6	208.7
Non current assets	137.7	115.6
Current liabilities	116.6	90.7
Non current liabilities	11.0	8.5
Noncontrolling interest	108.4	92.4
Revenue	117.2	308.2
Net income for the year	25.6	7.7

Group subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

(iii)	Jointly controlled entity

EZ Air Interior Limited is a joint operation between Embraer group and Zodiac Aerospace and shares with the other members the joint management of the relevant activities of the entities.

The Company accounts for the assets, liabilities, revenues and expenses relating to its involvement in the joint operations in accordance with the rights and obligations assigned to Embraer.

	06.30.2017	12.31.2016
Cash and cash equivalents	2.0	1.4
Current assets	31.4	27.7
Non current assets	6.0	5.4
Current liabilities	50.9	24.6
Non current liabilities	4.3	25.4
Revenue	21.7	50.8
Net loss for the year	(1.0)	(9.7)

8.	Related Parties

8.1	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) mutual loans to subsidiaries abroad with interest rates compatible with those used by the Company on acquiring resources in foreign currencies (iii) balances of financial investments; and (iv) bank deposits;

•	liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on account of sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) mutual loan contracts with the subsidiaries abroad with interest rates equivalent to those used by the Company to acquire similar funding (vii) export financing; and

•	amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and mutual loans; (iii) supplementary pension plan.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

	06.30.2017
	Current		Non-current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	25.2	7.8	—	327.3	(0.4)	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	0.2	—	—	—	—
Caixa Econômica Federal	—	—	—	—	1.4	—
Brazilian Air Force	282.7	58.9	—	—	—	(35.3)
Marinha do Brasil	39.2	—	—	—	—	0.6
Embraer Prev—Sociedade de Previdência Complementar	—	0.1	—	—	—	(11.3)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	6.4	—	—
Brazilian Army	—	6.7	—	—	—	2.6
Financiadora de Estudo e Projetos—FINEP	—	0.3	—	1.2	—	—
Telecomunicações Brasileiras S.A.—Telebrás	—	6.6	—	—	—	28.5

	347.1	80.6	—	334.9	1.0	(14.9)

	12.31.2016
	Current		Non-current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	64.3	0.3	332.2	413.3	(2.8)	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	161.4	—	311.5	(18.6)	—
Brazilian Air Force	263.5	84.8	—	—	—	25.6
Marinha do Brasil	34.4	—	—	—	—	(2.7)
Caixa Econômica Federal	153.4	—	—	—	28.5	—
Embraer Prev—Sociedade de Previdência Complementar	—	0.2	—	—	—	(23.2)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	5.5	—	—
Brazilian Army	—	16.9	—	—	—	5.0
Financiadora de Estudo e Projetos—FINEP	—	16.8	—	64.7	(2.9)	—
Telecomunicações Brasileiras S.A.—Telebrás	—	148.4	—	—	—	(2.1)

	515.6	428.8	332.2	795.0	4.2	2.6

	06.30.2016
	Financial	Operating
	Results	Results
Banco do Brasil S.A.	(2.2)	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	(11.0)	—
Brazilian Air Force	—	(1.7)
Caixa Econômica Federal	16.0	—
Embraer Prev—Sociedade de Previdência Complementar	—	(11.2)
Brazilian Army	—	0.6
Financiadora de Estudo e Projetos—FINEP	(1.3)	—
Telecomunicações Brasileiras S.A.—Telebrás	—	(2.1)

	1.5	(14.4)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

8.2	Brazilian Federal Government relationship

Through its direct and indirect interests and ownership of common shares denominated “golden share”, the Brazilian Federal Government is a significant shareholder. At June 30, 2017, in addition to its “golden share”, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social—BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government. Consequently, transactions between Embraer and the Brazilian Federal Government or its agencies meet the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer for defense products (through the Brazilian Air Force); a source of research and development financing through technology development institutions such as FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

8.3	Remuneration of key management personnel:

	06.30.2017	06.30.2016
Short-term benefits (i)	4.2	5.0
Share based payment	0.1	(0.2)
Labor contract termination	0.5	0.2

	4.8	5.0

(i)	Includes wages, salaries, profit sharing, bonuses and indemnities.

Key Management includes members of the statutory Board of Directors and Executive Directors.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

9.	Property, Plant and Equipment

The movement of significant additions, disposals, impairment or reclassifications of property, plant and equipment for the six-month period ended June 30, 2017 are described below:

Class of assets	Weighted average depreciation rate (%)
	06.30.2017	12.31.2016
Buildings and improvements	4.2%	4.6%
Installations	6.5%	7.6%
Machinery and equipment	14.0%	13.5%
Furniture and fixtures	11.5%	12.7%
Vehicles	27.8%	23.4%
Aircraft	17.2%	15.2%
Computers and peripherals	32.9%	30.3%
Tooling	17.0%	14.9%
Other assets	0.1%	0.2%
Exchange pool program assets	4.0%	5.0%

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2016	11.0	657.1	156.1	909.8	74.1	16.8	316.7	179.3	587.8	29.4	669.7	116.4	3,724.2
Additions	—	3.1	—	18.1	1.2	—	9.6	4.1	13.5	3.2	23.7	37.7	114.2
Disposals	—	(7.8)	—	(5.4)	(0.9)	(0.5)	(8.1)	(0.9)	(0.1)	—	(24.0)	—	(47.7)
Impairment	—	—	—	—	—	—	(4.3)	—	—	—	—	—	(4.3)
Reclassifications*	—	41.9	2.9	4.3	(1.4)	0.4	14.0	(0.1)	3.4	(0.3)	(14.3)	(51.1)	(0.3)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	(1.0)	(1.0)
Translation adjustments	—	1.7	0.3	6.8	0.3	0.3	—	0.6	0.1	—	2.3	0.4	12.8

At June 30, 2017	11.0	696.0	159.3	933.6	73.3	17.0	327.9	183.0	604.7	32.3	657.4	102.4	3,797.9

Accumulated depreciation
At December 31, 2016	—	(191.3)	(101.4)	(445.1)	(40.0)	(12.7)	(153.9)	(136.2)	(278.9)	(9.4)	(201.1)	—	(1,570.0)
Depreciation	—	(9.8)	(1.8)	(32.5)	(2.0)	(0.6)	(14.0)	(7.1)	(26.2)	—	(9.4)	—	(103.4)
Disposals	—	3.9	—	4.0	0.5	0.4	6.7	0.5	0.1	—	5.2	—	21.3
Reclassifications*	—	—	—	—	—	—	9.1	—	—	—	—	—	9.1
Translation adjustments	—	(0.5)	—	(4.1)	(0.3)	(0.3)	—	(0.4)	(0.1)	—	9.7	—	4.0

At June 30, 2017	—	(197.7)	(103.2)	(477.7)	(41.8)	(13.2)	(152.1)	(143.2)	(305.1)	(9.4)	(195.6)	—	(1,639.0)

Net
At December 31, 2016	11.0	465.8	54.7	464.7	34.1	4.1	162.8	43.1	308.9	20.0	468.6	116.4	2,154.2
At June 30, 2017	11.0	498.3	56.1	455.9	31.5	3.8	175.8	39.8	299.6	22.9	461.8	102.4	2,158.9

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5
Additions	—	0.6	—	54.8	4.0	0.7	137.4	17.3	54.6	8.6	65.5	91.7	435.2
Disposals	—	(9.3)	(0.2)	(7.6)	(2.3)	(0.9)	(17.8)	(3.0)	(0.9)	—	(15.1)	(7.1)	(64.2)
Impairment	—	—	—	—	—	—	(27.0)	—	—	—	—	—	(27.0)
Impairment (ii)	—	—	—	—	—	—	(64.9)	—	—	—	—	—	(64.9)
Reclassifications*	—	49.9	4.4	10.2	1.9	0.2	(34.7)	1.7	0.9	(2.0)	1.2	(59.8)	(26.1)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	16.1	16.1
Translation adjustments	—	(0.6)	0.1	(0.9)	—	(0.2)	0.2	0.1	(0.3)	—	(4.5)	(0.3)	(6.4)

At December 31, 2016	11.0	657.1	156.1	909.8	74.1	16.8	316.7	179.3	587.8	29.4	669.7	116.4	3,724.2

Accumulated depreciation
At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)
Depreciation	—	(20.0)	(4.2)	(62.7)	(4.1)	(1.1)	(25.4)	(10.4)	(44.7)	—	(21.9)	—	(194.5)
Disposals	—	9.2	—	4.9	1.9	0.8	15.5	2.9	0.5	—	6.0	—	41.7
Reclassifications*	—	—	—	1.8	—	—	8.6	(0.1)	(1.6)	—	—	—	8.7
Translation adjustments	—	0.3	—	0.4	0.1	0.1	3.8	0.1	0.3	—	3.1	—	8.2

At December 31, 2016	—	(191.3)	(101.4)	(445.1)	(40.0)	(12.7)	(153.9)	(136.2)	(278.9)	(9.4)	(201.1)	—	(1,570.0)

Net
At December 31, 2015	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4
At December 31, 2016	11.0	465.8	54.7	464.7	34.1	4.1	162.8	43.1	308.9	20.0	468.6	116.4	2,154.2

*	Non-cash transactions. On “aircraft” and “exchange pool program assets” the amount refers to aircraft and items transferred to the inventory.

(i)	The aircraft are used for testing, shuttle and operating leases and are adjusted to the fair value, when applicable. The following aircraft are held:

•	June 30, 2017: 22 ERJ 135, 29 ERJ 145, six EMBRAER 170, two EMBRAER 190, one Legacy 450, one Legacy 500, one Phenom 300, one EMBRAER 120, one 690B; and

•	December 31, 2016: 23 ERJ 135, 28 ERJ 145, six EMBRAER 170, three EMBRAER 190, one EMBRAER 120, and one 690B.

(ii)	Because of the Chapter 11 filling by Republic Airways Holding (Note 14), the Company has received part of the aircraft referring to the negotiation of the financial guarantees from which losses were recognized. At the moment these aircraft were acquired these losses were reclassified to the property, plant and equipment asset.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

10.	Intangible Assets

Internally developed intangible assets relate to expenditure incurred in developing new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components, and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and to reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2016	1,515.1	1,320.3	30.8	51.8	13.5	311.4	21.0	33.1	3,297.0
Additions	166.7	33.4	2.2	2.5	0.5	24.4	—	4.6	234.3
Contributions from suppliers	(86.0)	—	—	—	—	—	—	—	(86.0)
Reclassifications	(3.6)	3.6	(0.3)	(48.5)	—	50.5	—	(2.0)	(0.3)
Interest on capitalized assets	5.8	2.6	—	—	—	—	—	—	8.4
Translation adjustments	—	—	—	—	—	—	(0.3)	—	(0.3)

At June 30, 2017	1,598.0	1,359.9	32.7	5.8	14.0	386.3	20.7	35.7	3,453.1

Acumulated amortization
At December 31, 2016	(992.4)	(424.9)	(25.6)	—	(5.7)	(179.8)	—	(4.0)	(1,632.4)
Amortization	(33.1)	(17.7)	(0.6)	—	(0.2)	(10.3)	—	(0.5)	(62.4)
Amortization of contribution from suppliers	7.9	4.7	—	—	—	—	—	—	12.6
Reclassifications	4.5	(4.3)	0.3	(1.1)	—	—	—	0.7	0.1
Interest on capitalized assets	—	(0.5)	—	—	—	—	—	—	(0.5)

At June 30, 2017	(1,013.1)	(442.7)	(25.9)	(1.1)	(5.9)	(190.1)	—	(3.8)	(1,682.6)

Intangible, net
At December 31, 2016	522.7	895.4	5.2	51.8	7.8	131.6	21.0	29.1	1,664.6
At June 30, 2017	584.9	917.2	6.8	4.7	8.1	196.2	20.7	31.9	1,770.5

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	24.0	2,900.5
Additions	351.1	65.4	5.2	15.7	10.7	48.1	—	8.8	505.0
Contributions from suppliers	(123.9)	—	—	—	—	—	—	—	(123.9)
Reclassifications	—	—	—	—	(7.3)	—	—	—	(7.3)
Interest on capitalized assets	11.8	6.0	—	—	—	—	—	—	17.8
Translation adjustments	—	—	—	—	—	—	4.6	—	4.6

At December 31, 2016	1,515.1	1,320.3	30.8	51.8	13.5	311.4	21.0	32.8	3,296.7

Acumulated amortization
At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.3)	(1,495.1)
Amortization	(92.0)	(61.5)	—	—	(1.1)	(18.9)	—	(0.4)	(173.9)
Amortization of contribution from suppliers	23.2	15.1	—	—	—	—	—	—	38.3
Interest on capitalized assets	—	(1.4)	—	—	—	—	—	—	(1.4)

At December 31, 2016	(992.4)	(424.9)	(25.6)	—	(5.7)	(179.8)	—	(3.7)	(1,632.1)

Intangible, net
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4
At December 31, 2016	522.7	895.4	5.2	51.8	7.8	131.6	21.0	29.1	1,664.6

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

11.	Loans and financing

	Currency	Contractual interest rate – %	Effective interest rate – %	Maturity	06.30.2017	12.31.2016
Other currencies:
Working capital	US$	5.05% to 6.38%	5.05% to 7.42%	2027	2,930.6	2,402.5
	US$	1.25% to 4.59%	1.25% to 4.59%	2017	18.8	213.1
	US$	Libor 6M + 1.35%	Libor 6M + 1.35%	2019	216.5	18.0
	US$	Libor 3M + 2.25%	Libor 3M + 2.25%	2026	216.3	212.7
	Euro	1.00% a 3.37%	1.00% a 3.37%	2020	15.9	16.4
Advances on foreign exchange contracts	US$	3.85% to 4.65%	3.85% to 4.65%	2017	2.90	3.80
Property, plant and equipment	US$	2.13%	2.13%	2030	59.1	60.4
	US$	Libor 1M + 2.44%	Libor 1M + 2.44%	2035
Finance leasing	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	—	0.1

					3,460.1	2,927.0

In local currency:
Export Financing	R$	5.50% to 8.00%	5.5% to 8.00%	2017	30.6	30.9
Project development	R$	3.50 % to 5.50%	3.50 % to 5.50%	2023	440.2	505.0
		TLPJ + 1.92% a 5.00%	TLPJ + 1.92% a 5.00%	2022
Credit Note for Exportation	R$	5.5% to 11.00%	5.5% to 11.00%	2019	281.1	297.0

					751.9	832.9

Total					4,212.0	3,759.9

Current portion					304.2	510.3
Non-current portion					3,907.8	3,249.6

In October 2006, the Company´s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the SEC. In October 2009, Embraer Overseas Limited issued US$ 500.0 in guaranteed notes at 6.375% p.a., due on January 15, 2020. Both operations are fully and unconditionally guaranteed by the Parent Company.

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer made an offer to exchange existing bonds maturing in 2017 and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017, the exchange offer resulted in US$ 146.4 of the aggregate principal of existing notes and US$ 337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, taking into account the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540.5 in principal at a rate of 5.696%, maturing on September 16, 2023.

The separate financial statements of Embraer Overseas Limited are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

On June 15, 2012, Embraer raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500 at a rate of 5.15% p.a.

On February 2013, Embraer contracted loans of R$ 712.0 million, equivalent to US$ 215.2, in the form of Export Credit Notes for the purpose of investing in export activities and the production of goods for export, at a fixed rate of 5.50% p.a. At June 30, 2017 the amount still outstanding was R$ 133.5 million, equivalent to US$ 40.4 million.

On August 2013, Embraer contracted financing totaling approximately R$ 303.9 million, equivalent to US$ 91.9, at a rate fixed 3.50% p.a., from the Financier of Studies and Projects (Financiadora de Estudos e Projetos – FINEP) for use in the research and new product development program. At June 30, 2017 the Company had received the amount of R$ 246.3 million equivalent to US$ 74.5 million.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

On June 2015, the Company´s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, issued US$ 1 billion in Guaranteed Notes at 5.05% p.a., due on June 15, 2025, in an offering subsequently registered with the “SEC”. This operation is fully and unconditionally guaranteed by Embraer.

The separate financial statements of Embraer Netherlands Finance B.V are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

In December 2015, Embraer SA contracted loans of R$ 685 million, equivalent to US$ 207.1, at a weighted average rate of 10.96% p.a., in the form of Export Credit Notes in order to invest in export and production of goods for export.

In August 2016, Embraer Portugal SA, a subsidiary of the Company obtained a loan in an amount of US$ 200, equivalent to R$ 661.6 million for working capital and acquisition of fixed assets at a rate of 3.068% p.a.

On February 2017, the Company´s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, issued US$ 750 million in Guaranteed Notes at 5.40% p.a., due on February 01, 2027, in an offering subsequently registered with the “SEC”. This operation is fully and unconditionally guaranteed by the Parent Company.

The separate financial statements of Embraer Netherlands Finance B.V are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

At June 30, 2017, the maturities of the long-term financing agreements are as follows:

Year
2018	216.3
2019	155.0
2020	266.4
2021	333.9
After 2021	2,936.2

3,907.8

11.1	Currency analysis

Total debt is denominated in the following currencies:

	06.30.2017	12.31.2016
Loans
US dollar	3,444.2	2,910.6
Brazilian Real	751.9	832.9
Euro	15.9	16.4

	4,212.0	3,759.9

11.2	Interest and guarantees

At June 30, 2017, loans denominated in US dollars (81.8% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.13% p.a. (5.12% p.a. at December 31, 2016).

At June 30, 2017, loans denominated in reais (17.8% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at June 30, 2017 was 4.45% p.a. (5.00% p.a. at December 31, 2016).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

At June 30, 2017, loans denominated in Euros (0.4% of the total) were predominantly subject to fixed charges and weighted average rate of 1.79% pa (1.48% pa at December 31, 2016).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 464.4 as at June 30, 2017 (US$ 490.9 at December 31, 2016) were provided as collateral for loans.

11.3	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with usual market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, significant changes in control of the Company and sale of assets.

As at June 30, 2017, the Company was in compliance with all the restrictive clauses.

12.	Other payables

	06.30.2017	12.31.2016
Provisions related to payroll (i)	130.3	113.7
Other accounts payable (ii)	123.9	90.7
Accounts payable for penalties (iii)	38.2	58.2
Contractual obligations (iv)	11.3	53.5
Provision employee profit sharing	21.7	43.6
Commissions	25.2	23.9
Insurance	0.2	4.8
Long-term incentive (v)	4.0	4.2
Brazilian air force	1.8	2.6
Security deposit	—	0.9
Accrued materials (vi)	—	0.3

	356.6	396.4

Current portion	338.5	379.5
Non-current portion	18.1	16.9

(i)	Refers to employee vacation related obligations recorded in our financial statements.
(ii)	Represents a provision for expenses already incurred as of the date of the balance sheet and for which payments are made during the following month.
(iii)	Refers to outstanding amounts payable as part of the definitive agreements finalized by the Company on October 24, 2016 with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or the SEC, for the settlement of criminal and civil violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA.
(iv)	Substantially shows amounts recorded regarding maintenance costs of aircraft leased through operating leases and contractually agreed upon commitments for the sale of new aircraft or the expiration of residual financial guarantees
(v)	Refers to the Long-Term Incentive (ILP) granted to Company employees in the form of phantom shares, as described in Note 18 – [Share-based Remuneration].
(vi)	Refers to accessories and components to be installed on aircraft delivered, according to contractual terms.

13.	Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities is maintained in reais and the accounting basis is measured in US dollars (functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax expense (benefit).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

Based on the expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforwards.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

13.1	Deferred income tax and social contribution

The components of deferred tax assets and liabilities are as follows:

	06.30.2017	12.31.2016
Temporarily non-deductible provisions	(139.5)	(102.7)
Tax loss carryforwards	33.0	28.3
Functional currency effect of the non monetary assets (i)	(216.2)	(201.0)
Gains not realized from sales of Parent Company to subsidiairies	15.9	16.4
Effect of differences by fixed asset	(27.1)	(31.1)
Differences between basis: account x tax (ii)	29.3	30.2

Deferred tax assets (liabilities), net	(304.6)	(259.9)

Total deferred tax asset	17.4	3.4
Total deferred tax liability	(322.0)	(263.3)

i)	Refers to deferred income tax calculated on differences related to non-monetary assets that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
ii)	Refers to miscellaneous temporary differences (e.g. non-deductible expenses).

The changes in deferred income tax that affected profit or loss were as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2015	(429.9)	17.1	(412.8)

Temporarily non-deductible provisions	(99.9)	—	(99.9)
Tax loss carryforwards	7.8	—	7.8
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	206.1	—	206.1
Provision Gain not realized at sales from Controlling company to subsidiairies	(3.5)	—	(3.5)
Effect of differences by fixed asset	4.9	—	4.9
Differences between basis: account x tax	31.1	6.4	37.5

At December 31, 2016	(283.4)	23.5	(259.9)

Temporarily non-deductible provisions	(36.8)	—	(36.8)
Tax loss carryforwards	4.7	—	4.7
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(15.2)	—	(15.2)
Gains not realized from sales of Parent Company to subsidiairies	(0.5)	—	(0.5)
Effect of differences by fixed asset	4.0	—	4.0
Differences between basis: account x tax	(0.8)	(0.1)	(0.9)

At June 30, 2017	(328.0)	23.4	(304.6)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

13.2	Reconciliation of income tax expense

	06.30.2017	06.30.2016
Profit before taxation	181.0	(43.6)

Income tax and social contribution expense at the nominal Brazilian enacted tax rate—34%	(61.5)	14.8

Tax on profits of overseas subsidiaries	—	(0.3)
Functional currency effect of the non monetary assets	(15.2)	233.3
Research and development tax incentives	8.6	18.0
Interest on own capital	6.2	5.7
Fiscal credits (recognized and non recognized)	(20.7)	(56.1)
Tax rate diference	7.1	(4.0)
Other difference between IFRS and fiscal basis	8.8	(97.1)
Nondeductible expenses	—	(68.0)
Other	(0.4)	1.8

	(5.6)	33.3

Income tax and social contribution income (expense) benefit as reported	(67.1)	48.1

Current income tax and social contribution (expense) benefit as reported	(22.5)	(114.0)
Deferred income tax and social contribution income (expense) benefit as reported	(44.6)	162.1

The effective tax rate for the period ended June 30, 2017 was 37.1% as compared to 100.3% at June 30, 2016.

The average effective rate of current income tax and social contribution for the period ended June 30, 2017 was 12.4% as compared to 261.5% at June 30, 2016.

14.	Financial Guarantees and Residual Value Guarantees

	06.30.2017	12.31.2016
Financial guarantee of residual value	111.9	122.2
Accounts payable (i)	37.1	65.9
Financial guarantee	20.4	22.7

	169.4	210.8

Current portion	25.1	49.7
Non-current portion	144.3	161.1

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

The movement on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At December 31, 2015	40.1	94.7	57.4	100.9	293.1

Additions	0.1	—	11.9	—	12.0
Interest Additions	—	—	1.7	—	1.7
Disposals	(6.6)	—	(95.6)	—	(102.2)
Reversals	—	—	—	(10.4)	(10.4)
Reclassifications (ii)	—	—	90.5	(90.5)	—
Market value	—	27.5	—	—	27.5
Guarantee amortization	(10.9)	—	—	—	(10.9)

At December 31, 2016	22.7	122.2	65.9	—	210.8

Additions	1.2	—	—	—	1.2
Interest Additions	—	—	1.1	—	1.1
Disposals	—	—	(29.9)	—	(29.9)
Market value	—	(10.3)	—	—	(10.3)
Guarantee amortization	(3.5)	—	—	—	(3.5)

At June 30, 2017	20.4	111.9	37.1	—	169.4

(i)	Accounts payable and additional provision:

•	Republic Airways Holding—Refers to liabilities assumed on the acquisition of Republic Airways aircraft as a result of the bankruptcy filling (Chapter 11) of the client occurred in February 2016, which is partially concluded. As of June 30, 2017, the obligation assumed in Accounts payable was US$ 37.1 (December 31, 2016, was US$ 41.6).

(ii)	Refers to the transfers of financial guarantees held between provisions and accounts payable due to formalization by parties of the exercise of such guarantees.

15.	Provisions and contingent liabilities

15.1	Provisions

	06.30.2017	12.31.2016
Product warranties (i)	91.6	94.1
Provisions for labor, taxes and civil (ii)	88.6	93.1
Post retirement benefits	47.6	46.0
Taxes	35.7	28.5
Voluntary redundancy scheme (iii)	0.4	25.3
Environmental provision	2.7	1.0
Other	31.7	26.8

	298.3	314.8

Current portion	123.4	135.8
Non-current portion	174.9	179.0

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 15.1.1.
(iii)	In 2016 The Company announced a Voluntary Redundancy Scheme (VRS) in which the Company and its subsidiaries ELEB Equipamento Ltda. and Embraer GPX Ltda. There were 1,650 employees interested in adhere to the program, of which 1,643 were approved by the Company. The provisioned amounts correspond to non-recurring incremental expenses specifically related to the plan. There are still employees who joined the plan to be shut down. As of June 30, 2017, the remaining balance of the provision was US$ 0.4.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

Change in provision:

	Product warranties	Provisions Labor, Taxes and Civil	Post retirement benefits	Taxes	Voluntary redundancy scheme	Environment provision	Other	Total
At December 31, 2015	95.7	49.9	26.8	16.9	—	1.7	13.6	204.6

Additions	51.9	43.3	11.2	12.0	118.0	1.0	17.0	254.4
Interest	—	4.3	3.3	—	—	—	—	7.6
Used/payments	(31.7)	(2.7)	—	—	(77.0)	—	(2.0)	(113.4)
Reversals	(20.6)	(5.5)	—	—	(15.0)	(2.0)	—	(43.1)
Translation adjustments	(1.2)	3.8	4.7	(0.4)	(0.7)	0.3	(1.8)	4.7

At December 31, 2016	94.1	93.1	46.0	28.5	25.3	1.0	26.8	314.8

Additions	14.9	2.2	—	8.0	7.0	3.0	11.0	46.1
Interest	—	6.9	2.2	—	—	—	—	9.1
Used/payments	(12.8)	(12.1)	—	—	(31.0)	—	(8.0)	(63.9)
Reversals	(4.7)	(0.5)	—	—	(1.0)	(1.0)	—	(7.2)
Translation adjustments	0.1	(1.0)	(0.6)	(0.8)	0.1	(0.3)	1.9	(0.6)

At June 30, 2017	91.6	88.6	47.6	35.7	0.4	2.7	31.7	298.3

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

15.1.1 Labor, tax and civil provisions

	06.30.2017	12.31.2016
Tax related
PIS and COFINS (i)	10.4	10.2
Social security contributions (ii)	2.8	8.8
ICMS (iii)	4.8	4.6
FUNDAF	—	3.9
Import taxes (iv)	0.9	2.0
IRPJ (v)	41.6	37.4
Others	1.8	1.8
	62.3	68.7
Labor related
Plurimas 461/1379 (vi)	10.6	10.1
Reintegration (vii)	4.3	3.5
Indemnity (viii)	1.8	1.5
Third parties	0.5	0.6
Others	8.9	8.3
	26.1	24.0
Civil related
Indemnity (ix)	0.2	0.4
	0.2	0.4

	88.6	93.1

Current portion	23.4	22.6
Non-current portion	65.2	70.5

(i)	The Company calculated credits on the contributions related to PIS and COFINS in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the second court level.
(iii)	The Company is contesting in the administrative sphere the Deficiency and Penalty Notice (Auto de Infração e Imposição de Multa—AIIM) issued by the State of São Paulo for the collection of ICMS (Imposto sobre Circulação de Mercadorias e Serviços) on telecommunication services, on the understanding that the services to which the AIIM refers are not subject to ICMS. There has been no decision to date in respect of the Company’s motion to deny.
(iv)	Two Deficiency and Penalty Notices issued against the Company involving the drawback regime. The first was filed due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences in relation to the tax classification of certain products. Both disputes are running in the courts and are respectively, in the Special Appeal analysis phase in the Federal Supreme Court—STJ (Supremo Tribunal de Justiça) and awaiting an appeal judgment by the Federal Regional Court—TRF (Tribunal Regional Federal).
(v)	Refers to the administrative discussion related to the tax assessment notice regarding the accounting and recognition of indemnification in the Administrative Council of Tax Appeals, regarding the requirement of Income tax (IRPJ) and Social Contribution (CSLL).
(vi)	Refers to claims for backdated salary rise and productivity payments, brought by former employees.
(vii)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(viii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(ix)	Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.24 of the December 31, 2016 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

15.2	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent liabilities arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. The main Company’s contingent liabilities are listed below:

•	The Company has contingent liabilities amounting to US$ 20.2 at June 30, 2016 related to labor suits (US$ 16.9 on December 31, 2016).

•	In October 2016, the Company finalized definitive agreements with the United States and Brazilian authorities for the resolution of allegations for non-compliance with anti-corruption laws in the US and certain Brazilian laws (Note 20). Related proceedings and other developments are ongoing and could result in additional fines that may be substantial and possibly other sanctions and adverse consequences, which may be substantial. The Company believes that there is no adequate basis for estimating accruals or quantifying possible contingencies related to these matters.

•	In August 2016, a putative securities class action was filed in a U.S. court against the Company and certain of its former and current executives, asserting claims in connection with allegedly false and misleading statements and omissions concerning the FCPA investigation and related matters. In October 2016, a federal Court in New York appointed a lead plaintiff and a leading counsel for the putative class action. In December 2016, the lead plaintiff filed an amended complaint. The amended complaint seeks to bring claims on behalf of all persons and entities who purchased or otherwise acquired Embraer securities during the period from January 11, 2012 through and including November 28, 2016 asserting violations of the U.S. federal securities laws relating to the internal investigations described above and related issues (Note 20 above). Following a schedule set by the Court, on June 28, 2017, the Company filed a motion to dismiss, seeking a dismissal of the claims. At this time, the motion is pending before the court, and the Company believes that there is no adequate basis for estimating provisions related to this matter.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

16.	Financial Instruments

16.1	Financial instruments by category

	06.30.2017
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	—	1,207.4	—	—	—	1,207.4
Financial investments	4	—	1,467.8	46.7	828.6	—	2,343.1
Collateralized accounts receivable		304.3	—	—	—	—	304.3
Trade accounts receivable, net		752.9	—	—	—	—	752.9
Customer and commercial financing		33.2	—	—	—	—	33.2
Derivative financial instruments	5	—	31.0	—	—	—	31.0

		1,090.4	2,706.2	46.7	828.6	—	4,671.9

Liabilities
Loans and financing	11	—	792.3	—	—	3,419.7	4,212.0
Trade accounts payable and others liabilities		—	4.0	—	—	1,655.3	1,659.3
Financial guarantee of residual value	14	—	112.0	—	—	57.4	169.4
Derivative financial instruments	5	—	6.6	—	—	—	6.6

		—	914.9	—	—	5,132.4	6,047.3

	12.31.2016
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	—	1,241.5	—	—	—	1,241.5
Financial investments	4	—	1,067.3	35.0	841.4	—	1,943.7
Collateralized accounts receivable		323.3	—	—	—	—	323.3
Trade accounts receivable, net		665.4	—	—	—	—	665.4
Customer and commercial financing		37.4	—	—	—	—	37.4
Derivative financial instruments	5	—	32.1	—	—	—	32.1

		1,026.1	2,340.9	35.0	841.4	—	4,243.4

Liabilities
Loans and financing	11	—	804.2	—	—	2,955.6	3,759.8
Trade accounts payable and others liabilities		—	4.2	—	—	1,718.2	1,722.4
Financial guarantee of residual value	14	—	122.2	—	—	88.6	210.8
Financing lease	11	—	—	—	—	0.1	0.1
Derivative financial instruments	5	—	8.4	—	—	—	8.4

		—	939.0	—	—	4,762.5	5,701.5

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

16.2	Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The carrying amounts of cash, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•	Level 1—quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•	Level 2—pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

•	Level 3—pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	06.30.2017
		Fair value of financial instruments measured at fair value through profit or loss				Fair value of the other financial instruments	Fair value	Book value
	Note	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	3	571.7	635.8	—	1,207.5	—	1,207.4	1,207.4
Financial investments	4	0.2	1,467.6	—	1,467.8	875.3	2,343.1	2,343.1
Collateralized accounts receivable		—	—	—	—	304.3	304.3	304.3
Trade accounts receivable, net		—	—	—	—	752.9	752.9	752.9
Customer and commercial financing		—	—	—	—	33.2	33.2	33.2
Derivative financial instruments	5	—	31.0	—	31.0	—	31.0	31.0

		571.9	2,134.4	—	2,706.3	1,965.7	4,671.9	4,671.9

Liabilities
Loans and financing	11	—	792.3	—	792.3	3,419.7	4,445.5	4,212.0
Trade accounts payable and others liabilities		4.0	—	—	4.0	1,655.3	1,659.3	1,659.3
Financial guarantee and of residual value	14	—	—	111.9	111.9	57.5	169.4	169.4
Derivative financial instruments	5	—	6.6	—	6.6	—	6.6	6.6

		4.0	798.9	111.9	914.8	5,132.5	6,280.8	6,047.3

	12.31.2016
		Fair value of financial instruments measured at fair value through profit or loss				Fair value of the other financial instruments	Fair value	Book value
	Note	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	3	389.0	852.5	—	1,241.5	—	1,241.5	1,241.5
Financial investments	4	0.2	1,067.0	—	1,067.2	876.5	1,943.7	1,943.7
Collateralized accounts receivable		—	—	—	—	323.3	323.3	323.3
Trade accounts receivable, net		—	—	—	—	665.4	665.4	665.4
Customer and commercial financing		—	—	—	—	37.4	37.4	37.4
Derivative financial instruments	5	—	32.1	—	32.1	—	32.1	32.1

		389.2	1,951.6	—	2,340.8	1,902.6	4,243.4	4,243.4

Liabilities
Loans and financing	11	—	804.2	—	804.2	2,955.6	4,104.5	3,759.8
Trade accounts payable and others liabilities		4.2	—	—	4.2	1,718.2	1,722.4	1,722.4
Financial guarantee and of residual value	14	—	—	122.2	122.2	88.5	210.8	210.8
Capital lease	11	—	—	—	—	0.1	0.1	0.1
Derivative financial instruments	5	—	8.4	—	8.4	—	8.4	8.4

		4.2	812.6	122.2	939.0	4,762.4	6,046.2	5,701.5

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

Fair value of liabilities measurement using significant unobservable inputs (level 3)
At December 31,2015	94.7

Market value	27.5

At December 31,2016	122.2

Market value	(10.3)

At June 30, 2017	111.9

16.3	Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of mapping the risks related to the financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy is part of the financial management policy established by the Executive Directors and approved by to the Board of Directors, and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

16.3.1	Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

The Company’s capital management may be modified to adjust to changes in the economic scenario or strategic repositioning of the Company.

At June 30, 2017, cash and cash equivalents and financial investments was lower than the Company’s loans and financing by US$ 661.5 and at December 31, 2016 cash and cash equivalents and financial investments was lower than the Company’s loans and financing by US$ 574.7.

Of the total loans and financing as of June 30, 2017, 7.2% was short-term (13.6% at December 31, 2016) and the weighted average term was equivalent to 6.2 years (5.3 years at December 31, 2016). The Company’s own capital accounted for 33.8% of the total liabilities at June 30, 2017 and 33.8% at December 31, 2016.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

16.3.2	Credit risk

Credit risk is the risk of a transaction negotiated between counterparties not meeting an obligation established in a financial instrument, or in negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

•	Financial investments

The credit risk of cash and financial investments, which is managed by the Company’s Financial Department, is in compliance with the risk management policy. The credit limit of counterparties is reviewed on a daily basis in order to minimize concentration of risks and mitigate financial losses due to the bankruptcy of a counterparty. The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

•	Accounts receivable

The Company may incur losses on amounts receivable from sales of spare parts and services and customer credit ratings are analyzed continuously in order to reduce this risk. The Company may also be subject to credit risk on accounts receivable from aircraft sales until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover possible losses on doubtful accounts, the Company has recorded an allowance considered sufficient by management to cover expected losses on realization of the receivables.

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

a)	Credit risk for counterparty with external assessment

	06.30.2017	12.31.2016
Cash and cash equivalents	1,207.4	1,241.5
Financial investments	2,343.1	1,943.7
Derivative financial instruments	31.0	32.1

Total	3,581.5	3,217.3

Based on external appraisal:
AAA	53.1	46.5
AA	923.5	1,165.1
A	1,854.0	1,478.4
BBB	688.1	481.6
BB	15.9	10.4
N/A	46.9	35.3

Total	3,581.5	3,217.3

N/A – Not available: no observable input to credit assessment

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

b)	Credit risk for counterparties without external evaluation

	06.30.2017	12.31.2016
Collateralized accounts receivable	304.3	323.3
Trade accounts receivable, net	752.9	665.4
Customer and commercial financing	33.2	37.4

Total	1,090.4	1,026.1

Based on internal appraisal:
Group 1	3.0	2.1
Group 2	104.7	149.5
Group 3	982.7	874.5

Total	1,090.4	1,026.1

Group 1 : New customers (less than one year)
Group 2 : Customers (more than one year) impaired
Group 3 : Customers (more than one year) not impaired

16.3.3	Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Projections and assumptions are established to manage the liquidity of cash in U.S. dollars and reais, based on contracts for future disbursements and receipts, and monitored daily by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures to reduce risks and financial cost.

The following table provides additional information related to authorization of undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At June 30, 2017
Loans and financing	5,473.3	506.4	988.0	1,200.6	2,778.3
Suppliers	923.9	923.9	—	—	—
Recourse and non recourse debt	378.8	22.5	335.1	10.6	10.6
Financial guarantees	169.4	25.1	47.1	17.8	79.4
Other liabilities	295.8	10.0	82.6	155.7	47.5
Capital lease	—	—	—	—	—

Total	7,241.2	1,487.9	1,452.8	1,384.7	2,915.8

At December 31, 2016
Loans and financing	4,759.4	1,058.3	696.5	1,136.1	1,868.5
Suppliers	952.1	952.1	—	—	—
Recourse and non recourse debt	373.9	22.9	342.0	7.2	1.8
Financial guarantees	210.8	49.7	36.4	27.5	97.2
Other liabilities	309.8	8.0	89.3	161.0	51.5

Total	6,606.0	2,091.0	1,164.2	1,331.8	2,019.0

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period (e.g. LIBOR 6m—12m).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

16.3.4	Market risk

a)	Interest rate risk

This risk arises from the possibility of the Company incurring losses on account of interest rate fluctuations that increase the financial expense of liabilities subject to floating interest rates, reducing the income on assets subject to floating rates and / or fluctuations in fair value when calculating the price of assets or liabilities marked to market at fixed rates.

The lines of the Financial Statements most affected by interest risks are:

•	Cash, cash equivalents and financial investments—Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk—VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•	Loans and financing—the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

At June 30, 2017, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,760.9	77.76%	789.6	22.24%	3,550.5	100.00%
Loans and financing	3,913.4	92.91%	298.6	7.09%	4,212.0	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,672.4	75.27%	878.1	24.73%	3,550.5	100.00%
Loans and financing	3,189.5	75.72%	1,022.5	24.28%	4,212.0	100.00%

At June 30, 2017, the Company’s cash equivalents and post -fixed financing were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	789.6	100.00%	878.1	100.00%
CDI	742.9	94.09%	831.4	94.68%
Libor	46.7	5.91%	46.7	5.32%
Loans and financing	298.6	100.00%	1,022.5	100.00%
TJLP	11.5	3.85%	11.5	1.12%
Libor	287.1	96.15%	283.9	27.77%
CDI	—	0.00%	727.1	71.11%

b)	Foreign exchange rate risk

The Company’s functional currency is the US dollar.

Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in reais (labor costs, tax issues, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the real that can, when measured in U.S. dollars, show an increase or reduction of the share of costs denominated in reais.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

Under certain market conditions, the Company may protect itself against potential future mismatches of expenses and revenues denominated in foreign currency, to minimize the effects of future exchange variations on the Company’s profit or loss.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 5).

On June 30, 2017, the Company had financial assets and liabilities denominated by several currencies on the amounts described below without the effect of derivative transactions:

	06.30.2017	12.31.2016
Loans
Brazilian reais	751.9	832.9
U.S. dollars	3,444.2	2,910.6
Euro	15.9	16.4

	4,212.0	3,759.9

Trade accounts payable
Brazilian reais	54.3	91.9
U.S. dollars	788.7	783.2
Euro	79.6	75.3
Other currencies	1.3	1.7

	923.9	952.1

Total (1)	5,135.9	4,712.0

Cash and cash equivalents and financial investments
Brazilian reais	843.0	1,180.0
U.S. dollars	2,600.3	1,833.4
Euro	65.6	127.1
Other currencies	41.6	44.7

	3,550.5	3,185.2

Trade accounts receivable:
Brazilian reais	144.0	69.6
U.S. dollars	491.2	527.7
Euro	112.1	68.0
Other currencies	5.5	0.1

	752.9	665.4

Total (2)	4,303.4	3,850.6

Net exposure (1—2):
Brazilian reais	(180.8)	(324.8)
U.S. dollars	1,141.4	1,332.7
Euro	(82.2)	(103.4)
Other currencies	(45.9)	(43.1)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. They are used to minimize exposure in the currencies presented.

16.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at June 30, 2017, in the event of the occurrence of such variations in the risk component.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

16.4.1	Methodology

Assuming that the balances remain constant, the Company calculates the interest and exchange variation differential for each of the projected scenarios.

Evaluation of the amounts exposed to interest rate risk considers only the risks for the financial statement. Operations subject to prefixed interest rates were not included. The probable scenario is based on the Company’s estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of the reporting date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the reporting date.

16.4.2	Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2017	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	742.9	(41.9)	(25.2)	(8.5)	8.2	25.0

Net impact	CDI	742.9	(41.9)	(25.2)	(8.5)	8.2	25.0
Cash equivalents and financial investments	LIBOR	46.7	(0.4)	(0.2)	(0.1)	0.1	0.2
Loans and financing	LIBOR	287.1	2.3	1.4	0.5	(0.5)	(1.4)

Net impact	LIBOR	(240.4)	1.9	1.2	0.4	(0.4)	(1.2)
Loans and financing	TJLP	11.5	0.4	0.2	—	(0.2)	(0.4)

Net impact	TJLP	(11.5)	0.4	0.2	—	(0.2)	(0.4)
Rates considered	CDI	10.14%	4.50%	6.75%	9.00%	11.25%	13.50%
Rates considered	LIBOR	1.45%	0.64%	0.96%	1.29%	1.61%	1.93%
Rates considered	TJLP	7.50%	3.75%	5.63%	7.50%	9.38%	11.25%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2017

16.4.3	Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2017	-50%	-25%	Probable scenario	+25%	+50%
Assets		1,269.8	636.4	319.8	3.2	(313.5)	(630.3)
Cash, cash equivalents and financial investments	BRL	843.0	422.5	212.3	2.1	(208.1)	(418.5)
Other assets	BRL	426.8	213.9	107.5	1.1	(105.4)	(211.8)
Liabilities		(1,251.4)	(627.3)	(315.2)	(3.1)	309.0	621.1
Loans and financing	BRL	(751.9)	(376.9)	(189.4)	(1.9)	185.7	373.2
Other liabilities	BRL	(499.5)	(250.4)	(125.8)	(1.2)	123.3	247.9

Net impact		2,521.2	9.1	4.6	0.1	(4.5)	(9.2)
Exchange rate considered		3.3082	1.6500	2.4750	3.3000	4.1250	4.9500

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2017

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

16.4.4	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2017	-50%	-25%	Probable scenario	+25%	+50%
Interest swap	LIBOR	1.1	—	—	—	(0.1)	(0.1)
Interest swap—fair value hedge	CDI	22.2	21.4	10.1	4.2	(10.2)	(19.4)
Interest swap	CDI	0.3	0.5	0.2	0.1	(0.2)	(0.5)
Hedge designated as cash flow	US$/R$	0.9	180.7	83.8	0.7	(71.1)	(163.1)
Foreign Exchange option	EUR/US$	—	(3.1)	(1.1)	—	0.6	1.0
Other derivatives	CDI	0.2	(0.3)	(0.5)	(0.7)	(0.9)	(1.1)
Total		24.7	199.2	92.5	4.3	(81.9)	(183.2)
Rate considered	LIBOR	1.45%	0.64%	0.96%	1.29%	1.61%	1.93%
Rate considered	CDI	10.14%	4.50%	6.75%	9.00%	11.25%	13.50%
Rate considered	US$/R$	3.3082	1.6500	2.4750	3.3000	4.1250	4.9500
Rate considered	CDI	1.14	0.56	0.84	1.12	1.40	1.68

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2017

16.4.5	Residual Value Guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments.

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company’s expectation of recording the provisions on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals at the balance sheet date.

		Additional variations in book balances
	Amounts exposed at 06.30.2017	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	111.9	(127.8)	(105.6)	(0.9)	78.7	87.9

Total	111.9	(127.8)	(105.6)	(0.9)	78.7	87.9

If a provision is considered insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

17.	Shareholders’ equity

17.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at June 30, 2017 was US$ 1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 5,761,107 shares were held in Treasury.

17.2	Brazilian Government Golden Share

The Federal Government holds one ”golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Embraer’s bylaws.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

17.3	Treasury Shares

Common shares acquired by using the resources from the reserve for investments and working capital. This operation occurred in accordance with the rules approved by the Board of Directors on meeting held in December 7, 2007 and corresponds to 5.761,107 common shares and US$ 44.1 as of June 30, 2017. These shares lose voting and economic rights during the period in which they are held in Treasury, its movement is shown below:

	USD	Quantity	Share value (USD)	Net income of uses
In the beggining of the year	49.1	5,906,120	8.32	—
Used for stock options plan (i)	(10.0)	(1,195,013)	8.37	5.2
Repurchase of shares in the period (ii)	5.0	1,050,000	4.76	—

At June 30, 2017	44.1	5,761,107	7.65	5.2

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.
(ii)	Refers to repurchases of shares with the objective of supporting the “Long Term Incentive (LTI)” plan for the Phantom shares plan. The repurchase was done according to rules approved by the Board of Directors, and the lowest and highest prices per share were US$ 4.9 and US$ 5.6 respectively.

At June 30, 2017, the market value of the shares held in Treasury was US$ 26.3 (December 31, 2016—US$ 25.9).

17.4	Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of the portion of retained earnings derived from government subsidies received by the Company, which cannot be distributed to shareholders in the form of dividends, recognized in the statements of income in the same line of the depreciation of assets to which the subsidy refers.

These subsidies are not included in the calculation of the minimum mandatory dividends.

17.5	Interest on own capital

Interest on own capital is allocated to dividends and approved by the Statutory Board of Directors as follows:

•	In meeting held on March 08, 2017, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2017 in the amount of US$ 9.3, corresponding to US$ 0.01 per share. Payment of interest on own capital is subject to withholding tax at 15%. The payment was made on April 13, 2017.

•	In meeting held on June 02, 2017, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2016 in the amount of US$ 8.9, corresponding to US$ 0.01 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on July 13, 2017.

Interest on own capital approved or paid during the interim periods is treated as an advance on the mandatory dividends and is adjusted in the last quarter of the year to total a 25% participation in the company’s results in accordance with the bylaws.

18.	Share-based compensation

In February 2014, the Board of Directors approved the revision of the Executive Remuneration Policy (ERP), applicable to all executive officers and other Company executives. The elements of executive compensation include the Long Term Incentive (LTI) main objectives of which are (i) to maintain and attract highly qualified personnel for the Company, (ii) assure people that can contribute to improving the Company’s performance of the right to participate in the results of their contribution, (iii) in addition to ensuring the continuity of the Company’s management by aligning the interests of executives with those of shareholders. The Company currently has two LTI modes: stock options and virtual shares.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

18.1	Stock Option

Program for the granting of stock options, for the executives of the Company or its subsidiaries, who may exercise their right in two ways: grants awarded at 2011: I) 20% after 1 year, II) 30% after 2 years and III) 50% after 3 years; and grants awarded at 2012: I) 33% after 3 years, II) 33% after 4 years and III) 34% after 5 years, all in relation to the grant date of each option.

The exercise price of each option is set on the grant date at the weighted average stock option price of the last sixty trading days, and may be adjusted by up to 30% to offset any speculation. The participant will have a maximum exercise period of five years for option granted to 2011 and seven years for the others, starting from the grant date.

The grants awarded are summarized below:

	Grants	Exercised	Canceled (i)	Outstanding	Exercible	Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
Grants on January 23, 2012	4,860,000	(2,759,963)	(1,009,100)	1,090,937	1,090,937	11.50	6.56	1.7528
Grants on March 20, 2013	4,494,000	(647,930)	(1,238,870)	2,607,200	2,111,680	15.71	7.91	1.9868

As of June 30, 2017	9,354,000	(3,407,893)	(2,247,970)	3,698,137	3,202,617

(i)	The cancellations refer to shares granted to executives or employees who no longer work for the Company. Additionally, on April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to plan participants.

18.2	Phantom shares plan

Is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep in the Company and its subsidiaries, highly qualified staff to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to those of the Company’s shareholders.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

The value of the LTI will be converted at the average price of the Company’s shares considering the last 30 trading days by determining the quantity of virtual shares allocated to each participant, divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of virtual performance shares.

The Company will pay the LTI by converting the quantity of virtual shares into reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:

•	restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date; and

•	Virtual performance AP: 100% on the third anniversary of the grant date, provided the economic value added -EVA accumulated in the three preceding years is positive.

The amounts resulting from conversion of virtual shares will be added to the amounts equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the Company’s shares for the last 10 trading days prior to the close of the period, applied to the number of virtual shares assigned to each participant in proportion to the vesting period.

	Amount of virtual stock	Grant value	Amount of virtual stock (i)	Fair value of shares (R$)
Grants on February 25, 2014	1,570,698	30.4	300,973	4,717,081.60
Grants on March 03, 2015	1,237,090	30.2	280,861	4,401,864.93
Grants on March 10, 2016	1,095,720	31.1	149,540	2,343,707.01
Grants on June 09, 2016	55,994	1.1	6,992	109,583.81
Grants on August 25, 2016	70,978	1.1	8,474	132,818.26

At June 30,2017	4,030,480	93.8	746,840	11,705,056

(i)	Performance shares until June 30, 2017 considering the plan’s vesting period.

19.	Earnings per Share

19.1	Basic

Basic earnings per common share is computed by dividing net income for the year by the weighted average number of shares outstanding during the period, excluding shares acquired by the Company and held in Treasury.

	06.30.2017	06.30.2016
Net income attributable to owners of Embraer	101.6	4.5

	101.6	4.5

Weighted average number of shares (in thousands)	735,427	729,848
Basic earnings per share—U.S. dollars	0.1381	0.0062

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

19.2	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares, for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued, assuming the exercise of share purchase options.

	06.30.2017	06.30.2016
Net income attributable to owners of Embraer	101.6	4.5

	101.6	4.5

Weighted average number of shares (in thousands)	735,427	729,848
Dilution for the issuance of stock options (in thousands) (i)	609	2,434
Weighted average number of shares (in thousands)—diluted	736,036	732,282
Diluted earnings per share—U.S. dollars	0.1380	0.0062

(i)	Refers to the effect of potentially dilutive shares for June 30, 2017.

At June 30, 2017, there were no anti-dilutive effects.

20.	Other operating income (expense), net

	06.30.2017	06.30.2016
Financial guarantee (i)	9.6	10.4
Contractual fines revenue (ii)	6.7	1.1
Contractual fines (iii)	6.0	(4.0)
Other sales	5.9	4.1
Gain on disposal of assets (iv)	4.9	(1.7)
Recovery of expenses	4.6	3.8
Reversal of tax provisions	4.4	—
Royalties	4.2	5.7
Corporate projects	(0.3)	(10.5)
Product modifications	(0.9)	(0.8)
Aircraft maintenance and flights costs—fleet	(1.5)	(1.4)
Provision for contingencies	(2.2)	(0.3)
Flight safety standards	(2.4)	(2.2)
Pre operating expenses	(2.8)	(2.1)
Environmental provision	(3.0)	—
Provision for penalties (v)	(3.5)	(200.0)
Training and development	(4.9)	(5.2)
Restructuring expenses (vi)	(6.4)	(4.6)
Expenses system project	(9.0)	(5.5)
Taxes on other outputs	(12.9)	(17.3)
Assets devaluation (vii)	(13.8)	(37.1)
Others	(1.2)	(14.5)

	(18.5)	(282.1)

(i)	As of June 30, 2017 it refers to the remeasurement of unsecured claims received in December 2016 for their conversion into shares. On June 30, 2016, it refers to the adjustment of the estimate of the provisions of financial guarantees as a result of the progress of the negotiations with the client Republic Airways Holding.
(ii)	Substantially fines charged to customers for cancellation of sales contracts, mainly in the executive segment, in accordance with the contract terms.
(iii)	Refers to contractual penalties to be paid to customers and suppliers due to failure to comply with contractual conditions. Substantially refers to the reversal of a fine previously provisioned in the Defense segment.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

(iv)	Refers to the sale of items recognized in property, plant and equipment as part of the repairable parts pool program and the monetization operation of leased aircraft assets.
(v)	On June 30, 2016, refers to the provision for penalties recognized by the Company.
(vi)	Refers to amounts provisioned to meet the Company’s obligations related to the voluntary redundancy scheme Note 15.1.
(vii)	Impairment of assets related to certain aircraft held in fixed assets and devaluation of the residual value related to assets attached to structured operations recorded in collateralized accounts receivable.

21.	Responsibilities and Commitments

21.1	Trade-ins

The Company has offered 15 trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact.

21.2	Leases

The operating leases refer to buildings, machinery, vehicles and computer equipment. At June 30, 2017 the amounts recognized totaled US$ 5.7, at June 30, 2016 US$ 9.0. These leases expire at various dates through 2038.

At June 30, 2017, the Company has operating leases with payments scheduled as follows:

Year
2017	4.8
2018	6.5
2019	4.7
After 2019	33.5

Total	49.5

21.3	Financial Guarantees

The table below provides quantitative data on the Company’s financial guarantees provided to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	06.30.2017	12.31.2016
Maximum financial guarantees	154.8	191.2
Maximum residual value guarantees	272.3	286.1
Mutually exclusive exposure (i)	(29.0)	(32.1)
Provisions and liabilities recorded (Note 14)	(132.3)	(144.9)

Off-balance sheet exposure	265.8	300.3

Estimated proceeds from financial guarantees and underlying assets	315.1	504.4

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

22.	Suplemental Cash Flow information

22.1	Payments made during the period and transactions not affecting cash and cash equivalents

	06.30.2017	06.30.2016
Payments made during the period:
Interest	52.4	89.7
Income tax and social contribution	22.4	116.2
Non-cash financing and investing transactions
Additions to property, plant and equipment, with transfer to pool parts inventory	—	4.7
Additions to property, plant and equipment, with transfer to inventory-aircraft	12.4	—
Write off on Property, Plant and Equipment by transfer to pool parts inventory	(13.9)	—
Disposals property, plant and equipment for providing for the sale of inventory	—	(6.3)

23.	Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker. There was no change in the segments presented regarding those disclosed in the consolidated financial statements of December 31, 2016 and for the period of June 30, 2016.

Statement of income data by operating segment for the six-month ended June 30, 2017:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total reportable Segments	Unallocated	Total
Revenue	1,724.9	490.3	565.5	15.2	2,795.9	—	2,795.9
Cost of sales and services	(1,345.7)	(463.6)	(503.6)	(11.4)	(2,324.3)	—	(2,324.3)
Gross profit	379.2	26.7	61.9	3.8	471.6	—	471.6
Gross profit %	22.0%	5.4%	10.9%	25.0%	16.9%		16.9%
Operating income (expense)	(118.5)	(46.9)	(95.7)	(3.3)	(264.4)	(9.8)	(274.2)
Operating profit before financial income (expense)	260.7	(20.2)	(33.8)	0.5	207.2	(9.8)	197.4
Financial income (expense), net						(16.2)	(16.2)
Foreign exchange gain (loss), net						(0.2)	(0.2)
Profit before taxes on income							181.0
Income tax expense						(67.1)	(67.1)

Net income							113.9

Revenue by geographic area for the six–month period ended June 30, 2017:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,210.3	55.8	424.8	12.6	1,703.5
Europe	202.8	63.5	64.0	—	330.3
Asia Pacific	224.9	6.3	63.8	—	295.0
Latin America, except Brazil	12.1	8.5	3.3	—	23.9
Brazil	29.6	343.3	7.8	2.6	383.3
Other	45.2	12.9	1.8	—	59.9

Total	1,724.9	490.3	565.5	15.2	2,795.9

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(Unaudited)

Statement of income data by operating segment for the six-month ended June 30, 2016:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total reportable Segments	Unallocated	Total
Revenue	1,568.3	398.7	694.5	13.9	2,675.4	—	2,675.4
Cost of sales and services	(1,203.3)	(331.6)	(584.1)	(11.3)	(2,130.3)	—	(2,130.3)
Gross profit	365.0	67.1	110.4	2.6	545.1	—	545.1
Gross profit %	23.3%	16.8%	15.9%	18.7%	20.4%		20.4%
Operating income (expense)	(185.5)	(58.0)	(141.7)	(1.6)	(386.8)	(200.0)	(586.8)
Operating profit before financial income (expense)	179.5	9.1	(31.3)	1.0	158.3	(200.0)	(41.7)
Financial income (expense), net						4.5	4.5
Foreign exchange gain (loss), net						(6.4)	(6.4)
Loss before taxes on income							(43.6)
Income tax expense						48.1	48.1

Net income							4.5

Revenue by geographic area for the six–month ended June 30, 2016:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,073.0	100.2	402.4	11.4	1,587.0
Europe	115.5	55.0	116.0	0.6	287.1
Asia Pacific	285.2	16.4	87.4	—	389.0
Latin America, except Brazil	43.9	8.3	66.0	—	118.2
Brazil	32.2	210.0	20.8	1.9	264.9
Other	18.5	8.8	1.9	—	29.2

Total	1,568.3	398.7	694.5	13.9	2,675.4

* * *

August 16, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We are aware that our report dated August 16, 2017 on our review of condensed consolidated interim financial information of Embraer S.A. for the three and six months periods ended June 30, 2017 included in the Company’s Form 6-K is incorporated by reference in its Registration Statement on Form F-3 (File No. 333-195376) dated June 26, 2014.

Very truly yours,

/s/ PricewaterhouseCoopers

Auditores Independentes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer